Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB, Canada T2P 3M9	Paul A. Smith Senior Vice-President, Finance and Administration, and Treasurer	Tel. (403) 237-4304 Fax (403) 237-2060
June 20, 2008
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
Re:	Imperial Oil Limited Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 28, 2008 File No. 0-12014
Dear Mr. Schwall:
On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filing set forth in your letter of June 12, 2008. Our responses are numbered to correspond to the numbered comments in your letter.
We also acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you desire clarification of our responses, please direct any questions to Mr. Sean Carleton, Controller, at 403-237-3825.
Yours truly,
Attachment
c:	Tim Levenberg Kevin Stertzel Mark Wojciechowski

Imperial Oil Limited’s Response to the
Comments Included in the SEC Letter of March 28, 2008 and reissued by reference in the SEC Letter of June 12, 2008 (File No. 0-12014)
Form 10-K for the year ended December 31, 2007
General
1.	Briefly explain to us why you do not file proxy or information statements with the Commission.

Imperial Oil Limited (“Imperial”) is a “foreign private issuer”, as defined in Rule 3b-4, and is therefore exempted from the U.S. proxy statement rules by Rule 3a12-3. Imperial files its proxy in Canada on SEDAR in accordance with National Instrument 51-102 — Continuous Disclosure Obligations.

2.	Please confirm in writing that you will comply with the following compensation disclosure comments in all future filings. Provide us with responsive disclosure, along with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

As noted in our earlier response to comment number 1 above, Imperial is a “foreign private issuer”, and as provided in Item 402(a)(1) of Regulation S-K, is therefore not subject to the U.S. domestic issuer executive compensation disclosure requirements. Imperial is deemed to comply with Item 402 if it provides the information required by Items 6.B and 6.E.2 of Form 20-F, with more detailed information provided if otherwise disclosed or required to be disclosed by the issuer’s home jurisdiction. Imperial believes its disclosure satisfies this alternative requirement. Imperial prepares its executive compensation disclosure in accordance with National Instrument 51-102 — Continuous Disclosure Obligations. The executive compensation disclosure that appears in the 2007 Form 10-K is identical to the disclosure provided in Imperial’s 2007 management proxy circular filed in Canada on SEDAR.
We understand that comments numbers 3 through 14 are intended to address U.S. domestic issuer executive compensation disclosure requirements to which we are not subject.
Executive Compensation
Executive Resources Committee Report on Executive Compensation
Compensation Discussion and Analysis, page 38
3.	You indicate that the “appraisal process assesses performance against business performance measures and objectives relevant to each employee . . . .” This suggests that there may be qualitative factors and targets requiring disclosure. Describe and disclose the factors and targets in each case, or revise the disclosure to clarify this point further.

4.	There appear to be substantial differences among named executives officers with regard to the type and amount of compensation received. Explain the reasons for the differences. As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.

5.	Clarify whether each element of compensation is benchmarked, and provide additional detail and context for your statement that “On a case-by-case basis, depending on the scope of market coverage represented by a particular comparison, compensation is targeted to a range between the mid-point and the upper quartile of comparable employers . . . .”

6.	The range between the “mid-point” and the “upper quartile” appears to be a range encompassing all points between 50% and 100%. Avoid general references, and identify the specific targeted percentile of each element of compensation for each named executive officer. With regard to actual compensation paid for 2007, disclose the actual percentiles that the compensation represented in each case.

7.	If individual components of compensation are benchmarked, provide the particulars in each case. Similarly, if benchmarking varies by executive officer, disclose the particulars for each. If there is no individual benchmarking, whether by components or with regard to different executive officers, provide clarifying disclosure to that effect. In that case, explain further how the levels between the 50% mid-point and 100% upper quartile are determined in practice. See Item 402(b)(2)(xiv) of Regulation S-K.

8.	Identify the peer group of 25 companies that you use to benchmark compensation. State whether these same companies comprise the “competitive market” used to determine Mr. Hearn’s salary. If there are two separate groups, identify the companies comprising each.
Base Salary, page 38
9.	You stated that in determining base salaries, increases vary depending on each executive’s performance assessment and other factors such as time in position and potential for advancement. Identify the actual performance factors or goals that you consider in setting base salaries, and discuss whether, for each named executive officer, he met those goals.
Cash Bonus, page 38
10.	You state that in determining cash bonuses, bonuses are drawn from an aggregate bonus pool based on the company’s financial and operating performance and that cash bonus awards vary depending on each executive’s performance assessment. Identify the factors used to establish the 2007 pool and explain why it remained the same in 2006 and 2007. Identify the actual performance factors or goals that you considered in awarding bonuses to each named executive officer and discuss whether, for each named executive officer, he met those goals.

Medium/Long term Incentive Compensation, page 38
11.	You state that the earnings bonus unit plan promotes individual contribution to sustained improvement in your performance and shareholder value.
•	For each named executive officer state the amount of the bonus awarded, identify the actual performance factors or goals that you considered in awarding the bonuses and discuss whether he met those goals.

•	Explain further the material features of this plan. For example, it is unclear what you mean by payout occurring when the “maximum settlement value” is achieved.
12.	In regard to the restrictive stock unit plan, which you indicated will be your primary long term incentive compensation plan in future years, state the grant level guidelines and explain how they were determined. For each named executive officer state the amount of the grant awarded. State whether the grants are awarded to the named executive officers based on the achievement of performance goals.
Details of long-term and medium-term incentive compensation, page 43
13.	Please include separate subheadings identifying the name of the plan that you discuss.

14.	It appears from note 9 at page F-16 that you no longer intend to issue options under the stock option plan, pursuant to which none have been awarded since 2002, according to note 4 at page 41. Please disclose that information in this section as well.